October 9, 2013

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:              Linda Cvrkel, Branch Chief

Claire Erlanger, Staff Accountant

Re:          Hawaiian Holdings, Inc.
Form 10-K for the Year Ended December 31, 2012
Filed February 8, 2013

Form 10-Q for the Quarter Ended June 30, 2013

Filed July 25, 2013
File No. 001-31443

Ladies and Gentlemen:

Hawaiian Holdings, Inc. (the “Company”) submits this letter in response to the comments contained in the Securities and Exchange Commission staff’s (the “Staff”) letter dated September 27, 2013 (the “Comment Letter”) relating to the above referenced filings.  For your convenience, we have repeated the comments contained in the Comment Letter before our response.

Form 10-K for the Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

Critical Accounting Policies and Estimates, page 46

Frequent Flyer Accounting, page 46

1.             We note from your response to our prior comment 2 that the errors were initially identified by your auditor in connection with the audit of the financial statements for the year ended December 31, 2011. We also note that you concluded that this deficiency was a significant deficiency in your internal controls over financial reporting. Please explain to us why management’s report on ICFR included in the Form 10-K for the year ended December 31, 2011 concluded that ICFR was effective and did not disclose the existence of this significant deficiency. It appears that if the error was identified prior to the issuance of the 2011 financial statements and was quantitatively material to net income, the error should have been corrected in the Form 10-K for the year ended December 31, 2011. Although we note your consideration of the qualitative factors in regards to this error, it appears that due to the quantitative significance to net income, this error should have been considered material to the 2011 financial statements and corrected in the 2011 Form 10-K. Please advise or revise accordingly.

Company Response:

In connection with the audit of the Company’s financial statements as of and for the year ended December 31, 2011, the Company’s independent registered public accounting firm identified that the average life of a frequent flyer mile for certain transactions was not being computed correctly for purposes of determining the period over which revenue from the sale of such miles is recognized (deferral period) for those frequent flyer miles (the “error”).  In response, during 2011, we performed analyses to calculate the impact of the error on the deferral period and recorded an immaterial adjustment to lengthen the deferral period by one month (from 18 to 19 months), which increased deferred revenue at December 31, 2011 by $1.9 million.  After recording this adjustment in 2011 we assessed all uncorrected errors on both an iron curtain and roll-over approach.  Under an iron curtain approach there were no known errors and under a roll-over approach there was a $1.7 million tax effected error (the turn-around impact of correcting prior period amounts during 2011), both of which we believed to be immaterial.

We further concluded at the time that this error was not indicative of a material weakness of the Company’s internal control over financial reporting.  We believed the error was not pervasive, and was limited to a specific population of customer accounts.  We also believed the analysis we had performed in 2011 to quantify the error allowed us to conclude that it was not reasonably possible that this error would have resulted in a material misstatement of the Company’s financial statements.  For those reasons, we concluded that, as of December 31, 2011, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles, and reported the significant deficiency to the Audit Committee of the Company’s Board of Directors.  We did not disclose the significant deficiency in the Company’s 2011 Form10-K because it is not required to be disclosed under Item 308 of Regulation S-K.

In 2012 we corrected the program logic in the system that is used to calculate the deferral period.  By correcting the program logic in the system, we expected that we would be able to confirm the reasonableness of the estimated $1.9 million adjustment that was recorded in 2011.  However, as part of correcting the program logic in 2012, we determined that the error impacted a larger number of transactions than we had originally estimated in 2011.  Consequently, the error we had originally estimated in 2011 was understated by $7.3 million based on the results of the analysis that was performed in connection with correcting the program logic.

The $1.3 million in other uncorrected errors related to the Company’s 2011 financial statements and consisted of unrelated misstatements related to maintenance, materials and repairs expense, commissions and other selling expense, and income tax expense, and are listed in the table below.  Each of these errors were identified in 2012 and were corrected in connection with the preparation of the Company’s 2012 financial statements, but were related to errors that occurred in 2011.  Therefore, we assessed the impact of each error to the Company’s 2012 and 2011 financial statements and concluded the errors, both individually and in the aggregate, did not result in a material misstatement of the Company’s financial statements as of and for the years ended December 31, 2012 and 2011.

			Error
	2011		Originally
	(in thousands)		Identified	Corrected
	Pre-tax	Tax-effected	In:	In:
Understatement of maintenance materials and repairs expense	$1,514	$924	2012	2012
Overstatement of commissions and other selling expense	$(2,107)	$(1,286)	2012	2012
Overstatement of income tax expense	$(681)	$(681)	2012	2012
Total	$(1,274)	$(1,043)

In 2012, we performed a quantitative and qualitative analysis of the impact of the errors identified in 2012 on the Company’s financial statements as of and for the years ended December 31, 2012, 2011, 2010 and 2009.  In the quantitative assessment, we concluded that the $2.6 million net loss that we generated for the year ended December 31, 2011 represented a break-even year and was not a reliable indicator by itself to assess materiality, due to the impact of a significant $70.0 million lease termination charge.  This charge was the result of the Company entering into a purchase agreement to acquire fifteen used aircraft from a lessor.  We believe that this agreement was unusual in nature since, prior to that, the Company had not previously entered into such an agreement to purchase used aircraft from a lessor and currently does not anticipate doing so in the future.

To illustrate why we believe the Company’s financial results for 2011 are considered a break-even year, the table below compares the Company’s 2011 results to the preceding and subsequent periods.  We believe this illustrated comparison further supports our conclusion that the net loss for 2011 does not provide users of the Company’s financial statements with a meaningful way to measure its financial performance.

	Years Ended December 31,
	2012	2011	2010	2009
	(in thousands, except percentages)
Operating revenue	$1,962,353	$1,650,459	$1,310,093	$1,183,306
Net income (loss)	$52,237	$(2,649)	$110,255	$116,720
Net income margin	2.7%	-0.2%	8.4%	9.9%

Our assessment that 2011 was considered a break-even year is consistent with the following remarks made by Todd E. Hardiman, Associate Chief Accountant, Division of Corporation Finance of the U.S. Securities and Exchange Commission before the 2006 AICPA National Conference on Current SEC and PCAOB Developments,

“To support an assertion that a large error is immaterial, registrants need to look beyond the qualitative considerations listed in the SAB that identify when a small error may be material. They need to identify the considerations that cause the financial statements to be reliable notwithstanding the large error.

We took a stab at trying to identify the types of considerations that might cause a large error to be immaterial. You might find it instructive that we could only come up with two examples. The first is a break-even year. To use the illustration on your slide [see slide 67], if 2003 net income of $100,000 were misstated by $20,000 or 20%, it does not appear that the 20% misstatement by itself would cause the error to be material. But let me give two cautions about break-even years. First, a registrant that regularly has razor thin margins or net income is not what we mean when we refer to a registrant with a break-even year. Second, it may be difficult to objectively support that the most recently completed fiscal year is in fact a break-even year, particularly when the evidence indicates that the registrant’s turnaround will involve multiple years or when there is no clear trend evident from the registrant’s historical earnings.”

We believe that we overcome both of the cautions Mr. Hardiman provides about break-even years.  First, as illustrated in the table above, the 2011 net income margin is extremely small when compared to other periods.  So, when comparing 2011 to other periods we do not believe that the Company regularly has razor thin margins or net income (at least to the degree we experienced and reported in 2011).  Further, the net income margin level in 2012 is significantly lower than margins in 2010 and 2009.  However, even this very low margin level in 2012 is more than 10 times greater than the 2011 profit margin.  We can also objectively support that 2011 is indeed a break-even year by comparing it to subsequent periods.  As discussed above, the 2011 margin is significantly lower than 2012 — especially when considering that 2012 has a significantly lower margin than 2010 and 2009.

Given that the 2011 net loss was at a break-even level, we considered the total mix of information that we believed would be relevant in evaluating whether the financial statements were materially misstated.  This included consideration of both quantitative and qualitative factors that we believe to be meaningful for the Company’s investors.

One quantitative measure we considered was net income adjusted to reflect economic fuel expense and exclude the lease termination charge.  We believe this is a key measure used by investors because:

•     the lease termination charge was the result of a decision to invest capital into owning the related aircraft, and not the result of a loss attributable to our daily operational flight activity — the lease termination charge did not impact any of our key operating metrics (such as passenger revenue per available seat mile, fuel costs, etc.);

•     economic fuel expense is the best measure of the effect of fuel prices on our business as it most closely approximates the net cash outflow associated with the purchase of fuel for our operations in a period.  We define economic fuel expense as GAAP fuel expense plus (gains)/losses realized through actual cash (receipts)/payments received from or paid to hedge counterparties for fuel hedge derivative contracts settled during the period.  We regularly present net income adjusted to reflect economic fuel expense in our earnings releases.

The 2011 deferral period error and all other errors (based on total errors identified as of the end of 2012) were 4.8% of adjusted 2011 net income on a tax-effected basis under the rollover method.

We also considered the impact of each of the errors identified in 2012 on an individual basis to determine if the errors had a significant impact on any individual line item in the 2011 financial statements. The analysis included in the table below shows why we believe that the errors were immaterial on an individual basis to each respective line item:

		Percentage
	As reported	Impact
	(in thousands)
Passenger revenue	$1,480,663	0.1%
Total operating revenue	$1,650,459	0.1%
Commissions and other selling expense	$96,264	2.0%
Maintenance materials and repair expense	$169,851	0.9%
Total operating expense	$1,630,176	0.0%
Air traffic liability	$303,382	1.1%
Other accrued liabilities	$67,267	0.6%
Total current liabilities	$488,820	0.5%

We also believe that per unit revenue and cost measures are relevant to the users of our financial statements and note that each was impacted by 0.1% or less.  Based on our evaluation of each of the quantitative factors noted above, we do not believe the impact of the errors identified in 2012 related to 2011 were material to the Company’s 2011 financial statements.

We also evaluated the following qualitative considerations in concluding that the identified errors were not material to the Company’s 2011 financial statements:

•      whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

Management’s analysis: the deferral period is an estimate and is based on an analysis of a significant amount of frequent flyer data

•      whether the misstatement masks a change in earnings or other trends

Management’s analysis: the errors did not mask a change in earnings or other trends (correcting the error in the 2011 financial statements would still have resulted in a break-even level of unadjusted net loss for the year and it would have had an immaterial impact on adjusted net income).  The errors did not change the trend in adjusted net income or operating income from year to year.  Finally, the errors did not change the trend in any of the individual line items assessed in the table above;

•      whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise

Management’s analysis: the errors did not hide a failure to meet analysts’ consensus expectations for the enterprise in 2011

•      whether the misstatement changes a loss into income or vice versa

Management’s analysis: the misstatement does not change a loss into income or vice versa in 2011 or any other period.

•      whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability

Management’s analysis: not applicable — we operate and report as one segment

•      whether the misstatement affects the registrant’s compliance with regulatory requirements

Management’s analysis: the misstatements do not affect our compliance with regulatory requirements — we are not required to comply with any regulatory requirements impacted by this misstatement

•      whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements

Management’s analysis: the misstatements do not affect our compliance with loan covenants or other contractual requirements

•      whether the misstatement has the effect of increasing management’s compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

Management’s analysis: the misstatement was recorded in 2012 and had the effect of decreasing the amount of compensation paid to the Company’s officers and employees

•      whether the misstatement involves concealment of an unlawful transaction

Management’s analysis: the misstatements were inadvertent errors and did not involve the concealment of an unlawful transaction

After considering each of the qualitative and quantitative factors described above, we concluded the impact of the errors discussed above were immaterial to the 2011 financial statements.

2.             Also, with regards to the correction of this error in 2012, we have additional follow-up questions and would like you to address the following:

•      We note that in the table detailing the impact of the errors by year, the frequent flyer deferral period error in 2010 and 2009 was $8.6 million and $5.5 million, respectively. Please tell us when these errors were corrected, if at all, or if they are included in the $7.3 million amount.

•      Please tell us how the total iron-curtain impact and total rollover impact amounts were calculated or determined. For example, please tell us why the 2011, 2010 and 2009 iron-curtain impact amounts are not applicable.

•      Please explain to us the nature of the other errors amounting to $1.3 million in 2011 and tell us why you believe it was not appropriate to correct these errors in the 2011 Form 10-K or in connection with the 2012 $7.9 million adjustment.

Company Response:

With respect to the first bullet point, the $7.3 million, $8.6 million, and $5.5 million errors represent the amounts by which deferred revenue was understated at the end of each respective period.  We do not believe that these errors are material to any of the Company’s prior period balance sheets.  Therefore, these errors were corrected by recording the $7.3 million adjustment as a result of applying the iron curtain approach in 2012.

With respect to the second bullet point, the total rollover impact for each year was calculated by quantifying the income statement errors based on the amount by which the income statement is actually misstated — including the reversing effect of any prior year errors.  We concluded that the impact of the errors on the 2012, 2011, 2010 and 2009 financial statements was not material to any of those years’ financial statements.

The total iron-curtain impact was calculated by quantifying the income statement errors based on the amount by which the income statement would be misstated if the accumulated amount of the errors that remained in the balance sheet were corrected through the income statement of that year.  As the iron curtain method is used to determine the total income statement impact of recognizing the proper balance on the balance sheet, the income statement impact using the iron-curtain method would only be evaluated in the period in which the error is identified.  As a result, we did not evaluate the income statement impact of correcting the balance sheet error under the iron curtain method in any of the prior periods.  We believe this approach is consistent with remarks made by Mark Mahar, Associate Chief Accountant, Office of the Chief Accountant, U.S. Securities and Exchange Commission before the 2008 AICPA National Conference on Current SEC and PCAOB Developments, specifically:

“Despite the guidance, some registrants and auditors have interpreted this to mean that when evaluating Years 2, 3 or 4 separately, if the effect of correcting the error that exists in each balance sheet materially impacts the income statement of each year, then the registrant must amend those previously filed financial statements.

This is not how the staff applies SAB 108. The discovery of a material error generally requires restatement consistent with SFAS No. 154. However, SAB 108 contemplated that in some circumstances restatements could be included in a company’s next filing rather than via an amendment to the previous filing or filings when the effect of restating the previously issued financial statements does not result in a material change to those financial statements.

Using my example, recall that the balance sheet and income statement affect [sic] of the error is not material to any given period however an out of period correction of the cumulative balance sheet error in any particular year might have been material. If that is true, then the restatements would not materially alter the previous financial statements, as reported, and therefore those financial statements could still be relied upon. Therefore, the registrant could include the restatement with the next filing without amending the previous filings.”

With respect to the third bullet point, we refer to our response to Question 1, which includes a detailed description of the $1.3 million in other errors and our conclusions about the materiality of those errors.

Audited Financial Statements

Note 10. Capital Stock and Share-based Compensation, page 87

3.             We note from your response to our prior comment 4 that you concluded that the fair value of the market-based award was quantitatively immaterial. However, we believe that it is important to the reader to understand the assumptions that led to the immaterial valuation of the market-based award since the result using different assumptions may have been a more material fair value. Therefore, please revise future filings to disclose the significant assumptions used to determine the value of the market-based awards.

Company Response:

In response to the Staff’s comments, we will disclose the significant assumptions used to value these awards in future filings.  Our revised disclosure will be in form and substance similar to the following: “The Company used a lattice model with the following assumptions to value the award: expected volatility of 63.3%, risk-free interest rate of 0.32%, expected life of 3 years and expected dividend yield of zero.”

* * * * *

The Company acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

We appreciate the Staff’s comment and request that the Staff contact Aaron Alter of Wilson Sonsini Goodrich & Rosati at (650) 493-9300 or the undersigned at (808) 835-3700 with any questions or comments regarding this letter.  Thank you for your assistance.

Respectfully submitted,

HAWAIIAN HOLDINGS, INC.

/s/ Scott Topping
Scott Topping
Executive Vice President, Chief Financial Officer, and Treasurer

cc:           Aaron Alter, Wilson Sonsini Goodrich & Rosati, P.C.

Andrew Soucheray, Ernst & Young LLP